

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/10/053



BY AIRMAIL

7th May, 2010

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

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21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC dated 7th May, 2010 of C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement regarding delay in dispatch of circular in respect of major and connected transactions in relation to the new loan agreement.

Date : 7th May, 2010

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

DELAY IN DESPATCH OF CIRCULAR IN RESPECT OF MAJOR AND CONNECTED TRANSACTIONS IN RELATION TO THE NEW LOAN AGREEMENT

As additional time is required to prepare the information to be included in the Circular (as defined below), including, the letter from the independent financial adviser, the Directors consider that the despatch of the Circular has to be delayed and the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rules 14.38A and 14A.49 of the Listing Rules such that the despatch of the Circular is to be postponed to on or before 31 May 2010.

Reference is made to the announcement (the "Announcement") issued by the Company dated 19 April 2010 in relation to, among other things, the New Loan Agreement. Capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement unless otherwise stated.

Pursuant to Rules 14.38A and 14A.49 of the Listing Rules, the Company is required to despatch a circular of the Company (the "Circular") containing, among other matters, further details of the New Loan Agreement to the Shareholders within 21 days after the publication of the Announcement, which shall be on or before 10 May 2010.

As additional time is required to prepare the information to be included in the Circular, including, the letter from the independent financial adviser, the Directors consider that the despatch of the Circular has to be delayed and the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rules 14.38A and 14A.49 of the Listing Rules such that the despatch of the Circular is to be postponed to on or before 31 May 2010.

By Order of the Board of
Pang Siu Chik
Director

Hong Kong, 7 May 2010

As at the date of this announcement, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho, and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.